Exhibit 99.1

WNS Announces Departure of COO, Appointment of New COO

NEW YORK and MUMBAI, January 31, 2019 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced that Mr. Ronald Gillette has decided to resign as the company’s Chief Operating Officer (COO) to pursue other interests. Over the next three months, Ron will help ensure a seamless transition of the COO role to Mr. Gautam Barai, WNS’ Chief Business Officer, who will assume the COO role on a permanent basis. Gautam brings more than 18 years of experience to the position, including over 9 years at WNS. In his most recent role as WNS’ Chief Business Officer, Gautam was responsible for executing on the company’s business strategy and driving the overall growth and performance of key business units and horizontal practices. Previously, he held key management positions including Business Unit Executive for Insurance, Banking and HealthCare. Prior to joining WNS, Gautam was SVP - Business Executive Operations at Bank of America, and SVP – Head of Operations at Countrywide Financial Corporation. He holds dual MBA’s from Columbia University and London Business School.

“We sincerely appreciate Ron’s leadership and contributions to the growth and success of WNS over the past five years, and wish him well in his future endeavors. The company is pleased to have an excellent internal replacement and proven performer for this strategic role, and believe Gautam is the right choice to help continue to drive WNS’ strong business momentum and strategic positioning in the BPM space,” said Keshav R. Murugesh, CEO.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 350+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer interaction services, technology solutions, research and analytics and industry specific back office and front office processes. As of December 31, 2018, WNS had 38,892 professionals across 57 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:

David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com